November 29, 2005

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0309

Attn: Carmen Moncada-Terry

Re: CNX Gas Corporation Registration Statement on Form S-1 Filed August 12, 2005 File No. 333-127483, as amended by Amendment No. 1 to the Form S-1 as filed on September 28, 2005, as further amended by Amendment No. 2 to the Form S-1 as filed on October 27, 2005, as further amended by Amendment No. 3 to the Form S-1 as filed on the date hereof

Ladies and Gentlemen:

On behalf of CNX Gas Corporation (“CNX Gas” or the “Company”) and pursuant to Regulation S-T and the Securities Act of 1933, enclosed for filing via EDGAR is Amendment No. 3 to the above-referenced registration statement. All page references contained in the responses refer to the page numbers in the Amendment, except as otherwise indicated.

The Amendment is being filed in response to the comments received from the Staff in its letter dated November 11, 2005 to CNX Gas and to make other corresponding changes. The Staff’s comments are reproduced in this letter in bold italicized type and are followed by the Company’s responses.

General

1.	We remind you that during our last telephone conversation, you indicated that you would provide us with an update of the current status of your New York Stock Exchange listing application.

The Company is still pursuing listing on the New York Stock Exchange (“NYSE”). The Company does not currently satisfy the 2,000 round-lot holder requirement of the NYSE, but the Company continues to have an active dialogue with the NYSE to explore solutions to this problem. Alternatively, the Company is considering filing an application with The NASDAQ Stock Market to be listed on the NASDAQ National Market, in case a resolution with the NYSE is not possible. In any event the Company will ensure that its shares of common stock are listed on either the NYSE or the NASDAQ National Market simultaneously with the effectiveness of the registration statement.

2.	Please revise your registration statement to include the organizational chart of affiliations that you provided to us supplementally.

The organizational chart previously provided to the Staff has been included on page 69 of the Amendment.

Cover Page

3.	Revise the second paragraph to conform to the example you provided us supplementally on October 21, 2005.

The cover page was revised to conform to the example previously provided to the Staff on October 21, 2005.

Summary, page 1

4.	We note that your table of properties only identifies properties held through joint ventures. Revise the table to include all properties in which you hold an interest, identifying the type of interest and the percentage of such interest.

The following language was added to the Amendment on page 3 to address the Staff’s comment: “As described in “Business—Areas of Operation” and “Business—Ownership of Mineral Rights,” we own all of the properties reflected in the table above, by deed or by lease, other than the properties included in the production joint ventures described in the table below.”

Selling Stockholders, page 101

5.	Identify as underwriters all selling stockholders who are registered broker-dealers, unless any such registered broker-dealers received their shares as compensation for investment banking services. Identify as underwriters all affiliates of registered broker-dealers that are listed as selling stockholders unless you can confirm to us that each (1) purchased its securities in the ordinary course of business and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

On behalf of the Company, we wish to advise you that the Company has circulated questionnaires to the selling stockholders to elicit the information requested by the Staff in this comment no. 5. Since the Company has not yet received questionnaires back from all selling stockholders, the selling stockholder table and plan of distribution section of the Amendment have not yet been modified. It is the intention of the Company to file an additional amendment to the registration statement in order to address the Staff’s comment.

Form S-1/A2 Filed October 27, 2005

Financial Statements

General

6.

We note that you did not comply with prior comment 7, requesting that you provide the disclosures required under SAB Topic 1:B.3, specifically the pro forma information related to the special dividend of $420.2 million. To satisfy the requirement, a pro forma balance sheet reflecting the distribution accrual, but not giving effect to offering proceeds, should be presented alongside your June 30, 2005 balance sheet on page F-3. Further, pro forma earnings per share for the latest fiscal year and subsequent interim period should be shown on page F-2, giving effect to the number of shares whose proceeds would be necessary to pay the dividend, but only the amount that exceeds current year earnings. Add disclosure in Note 1 to explain the presentation. You may contact us regarding this matter prior to amending your document if you require further clarification.

As we discussed with the Staff by telephone, the financial statements for the quarter ended September 30, 2005 included in the Amendment, reflect the transaction on a historical basis, thereby obviating the need for pro forma financial information. As further discussed with the Staff, the Company has added additional pro forma earnings per share calculations on the face of both the year end and quarterly financial statements (pages F-2 and F-17) to show the effect of the private placement transaction as if it occurred at the beginning of all periods. We also added footnote disclosure relating to these calculations.

Note 9 - Subsequent Events, page F-13

7.	We note that you present pro forma earnings per share data for the interim periods, based on those shares currently held by CONSOL Energy. Please expand your disclosure to include earnings per share for the most recently completed fiscal year, reflecting the 122.9 million shares representing the ownership interest of CONSOL Energy, and relocate to the face of your Statements of Income on pages F-2 and F-15.

As discussed with the Staff, the Company has added additional historical earnings per share calculations on the face of both the year end and quarterly financial statements (pages F-2 and F-17). We also added footnote disclosure relating to these calculations.

We also note that the Staff provided an additional engineering comment to the Company on November 22, 2005 and the Company is in the process of preparing a response to that comment. Similar to comment #5 above, we intend on filing a response to that comment in connection with the next amendment we file.

We have noted the Staff’s request relating to the submission of a “Tandy” letter prior to effectiveness. We have advised the Company that in this regard that it should provide such letter to the Staff with its acceleration request. Please note, that except as otherwise noted in this letter, the information provided in response to the Staff’s comments has been supplied by the Company. Any questions regarding this letter or Amendment No. 3 should be directed to me at (412) 562-8811 or Lewis U. Davis at (412) 562-8953 of this office.

Sincerely,

/s/ Jeremiah G. Garvey
Jeremiah G. Garvey

JGG/mg

Enclosures

cc:	Nicholas J. DeIuliis
Stephen W. Johnson, Esq.
P. Jerome Richey, Esq.
Mark Zvonkovic, Esq.
Lewis U. Davis, Jr., Esq.